Exhibit 1.1

ARTICLES OF ASSOCIATION OF ALLIANZ AKTIENGESELLSCHAFT

Version dated January 2006

1 GENERAL PROVISIONS

Article 1

1 The Company’s name is Allianz Aktiengesellschaft with registered offices in Munich.

2 The purpose of the Company is the direction of an international group of companies, which are active in the areas of insurance, banking, asset management and other financial, consulting and similar services.The company holds interests in insurance companies, banks, industrial companies, investment companies and other enterprises.

As a reinsurer, the Company primarily assumes insurance business from its Group companies and other companies in which the Company holds direct or indirect interests.

3 The Company is authorised to transact any business and to take any measures which seem appropriate to serve the Company’s object. It may form and acquire companies and acquire interests in companies as well as manage companies, or it may confine itself to managing its interests. Within the framework of its object, the Company is authorised to raise loans and to issue bonds.

4 Public announcements shall be published in the electronical “Bundesanzeiger” (German Federal Gazette).

5 The financial year shall correspond to the calendar year.

Article 2

1 The capital stock amounts to EUR 1,039,462,400. It is sub-divided into 406,040,000 no-par shares. Each no-par share shall be entitled to one vote. The shares issued in 2005 are entitled to dividend as from the beginning of the respective year.

2 The shares are registered and can only be transferred with the approval of the Company. Approval duly applied for will only be withheld if the Company deems this to be necessary in the interest of the Company on exceptional grounds; such grounds shall be made known to the applicant.

3 The Board of Management shall be authorized to increase the capital stock of the Company on one or more occasions on or before May 4, 2009 in an amount of up to EUR 424,100,864 in the aggregate, upon the approval of the Supervisory Board, by issuing new registered no-par shares against contribution in cash and/or in kind (Authorized Capital 2004/I).

If the capital stock is increased against contributions in cash, the shareholders are to be granted pre-emptive rights. The Board of Management shall be authorized, however, upon the approval of the Supervisory Board, to exclude shareholders’ pre-emptive rights

–	for fractional amounts;

–	if necessary to grant pre-emptive rights on new shares to holders of bonds issued by Allianz AG or its Group companies that carry conversion or option rights or conversion obligations to such an extent as such holders would be entitled to after having exercised their conversion or option rights or after any conversion obligations have been fulfilled;

–	if the issue price of the new shares is not significantly below the market price and the shares issued under exclusion of pre-emptive rights pursuant to Sec. 186 par. 3 sentence 4 of the German Stock Corporation Act do not exceed 10% of the capital stock, neither on the date when this authorization takes effect nor on the date of exercise of this authorization. The sale of treasury stock will be counted towards this limitation if the sale occurs during the term of this authorization and if pre-emptive rights are excluded pursuant to Sec. 186 par. 3 sentence 4 of the German Stock Corporation Act. In addition, shares issued or required to be issued with respect to bonds carrying conversion or option rights or conversion obligations will also count towards this limitation, if the bonds are issued during the term of this authorization under exclusion of pre-emptive rights pursuant to Sec. 186 par. 3 sentence 4 of the German Stock Corporation Act.

Furthermore, the Board of Management shall be authorized, upon the approval of the Supervisory Board, to exclude shareholders’ pre-emptive rights in the case of a capital increase against contributions in kind.

The Board of Management shall also be authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of their issuance.

4 Upon the approval of the Supervisory Board, the Board of Management shall be authorized to increase the capital stock of the Company on one or more occasions on or before May 4, 2009 by an amount of up to EUR 4,356,736 in the aggregate by issuing new registered no-par shares against contributions in cash (Authorized Capital 2004/II). The Board of Management may, upon the approval of the Supervisory Board, exclude shareholders’ pre-emptive rights in order to issue the new shares to employees of Allianz AG and companies of the Allianz Group. The Board of Management is further authorized, upon the approval of the Supervisory Board, to exclude pre-emptive rights with respect to fractional amounts.

The Board of Management shall be authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of their issuance.

5 The share capital is conditionally increased by an amount of up to EUR 226,960,000 through issuance of up to 88,656,250 new registered no-par shares with dividend rights becoming effective at the beginning of the fiscal year in which such shares are issued (Conditional Capital 2004). The conditional capital increase shall be carried out only to the extent that conversion or option rights are exercised by holders of bonds that Allianz AG or its Group companies have issued against cash payments in accordance with the resolution of the Annual General Meeting of May 5, 2004, or that mandatory conversion obligations are fulfilled, and only insofar as no other methods of servicing these rights are used. The Board of Management shall be authorized to determine further details of the conditional capital increase.

6 If the capital stock is increased, the entitlement to a dividend of new shares can be determined contrary to Sec. 60 (2) of the German Stock Corporation Act.

Article 3

1 The shareholders shall not have the right to receive share certificates unless it is necessary pursuant to the rules applicable to a stock exchange where the shares are listed.

2 Profit participation certificates and renewal certificates will be issued to the bearer.

2 THE BOARD OF MANAGEMENT

Article 4

1 The Board of Management shall consist of at least two persons. Otherwise the number of the members of the Board of Management shall be determined by the Supervisory Board.

2 Two members of the Board of Management or one member of the Board of Management jointly with an executive vested with general power of attorney under German Law (Prokura) shall be entitled to represent the Company.

3 The Board of Management’s disposition of the shares which the Company holds in Allianz Versicherungs-AG, Munich, and the granting of subscription rights for the latter’s shares are subject to approval of the General Meeting of Allianz AG. This does not apply if the acquirer is a member company of the Group.

3 THE SUPERVISORY BOARD

Article 5

The Supervisory Board shall consist of twenty members, of whom ten shall be elected by the shareholders and ten by the employees.

Article 6

1 The regular term of office for members of the Supervisory Board is five years. The term of office shall expire at the close of the General Meeting which resolves on the ratification of actions in respect of the fourth financial year after the beginning of the term of office, not counting the financial year in which the term of office begins.

2 The members and substitute members of the Supervisory Board may resign from office at anytime by submitting written declaration to the Board of Management of the Company.

3 In the event of a member withdrawing from the Supervisory Board before the end of the term of office without a substitute member taking his place, a successor shall be elected only for the remaining term of office of the withdrawing member.

Article 7

1 The Supervisory Board shall elect one of its members as Chairman and one or more Deputy Chairmen for a period corresponding to their term of office on the Supervisory Board.

2 The Chairman of the Supervisory Board having been elected, the Supervisory Board shall constitute a quorum if all members have been invited or requested to cast a vote and if either ten members, including the Chairman, or else fifteen members participate in the voting.

Article 8

The Supervisory Board may alter the wording of the Articles of Association.

Article 9

1 Each member of the Supervisory Board will receive

a) an annual fixed remuneration of EUR 50,000;

b) an annual performance-based remuneration of EUR 150 for each one tenth percentage point or part thereof by which the Group’s earnings per share increased over the course of one year, such increase being determined by a comparison of the Group’s earnings per share for the fiscal year for which the remuneration is to be paid (year of remuneration) with the Group’s earnings per share for the fiscal year preceding the year of remuneration;

c) an annual remuneration, based on the Company’s long-term business performance, of EUR 60 for each one tenth percentage point or part thereof by which the Group’s earnings per share increased over a period of three years, such increase being determined by a comparison of the Group’s earnings per share for the year of remuneration with the Group’s earnings per share for the third fiscal year preceding the year of remuneration.

The remuneration based on b) and c) is capped by a maximum amount of EUR 24,000 each. The performance-based remuneration will be calculated based on the Group’s earnings for the respective fiscal year prepared in accordance with International Financial Reporting Standards (IFRS). In case of subsequent amendments to the Group’s earnings per share amount, the amount as amended will be relevant. If amendments to the accounting standards result in an increase or decrease in the Group’s earnings per share, all the Group’s earnings per share amounts relevant for the determination of the performance-based remuneration are to be determined in accordance with the standards as amended, in order to ensure comparability. The Group’s earnings per share accounted for in the approved Consolidated Financial Statements for the years 2004 and prior are to be adjusted for the regular amortization of goodwill.

If the Group’s earnings per share, as determined in accordance with the above rules, for the year preceding the year of remuneration in the case of b) or for the third year preceding the year of remuneration in the case of c), are below EUR 5, the amount relevant for the performance-based remuneration for these fiscal years will be EUR 5.

2 The Chairman of the Supervisory Board will receive two times, and each Vice Chairman one-and-one-half times, the remuneration according to par. 1. Each member of a Supervisory Board committee, except for the mediation committee according to Sec. 27 par. 3 of the Co-Determination Act and the audit committee, will receive an additional 25% of the remuneration according to par.1, while the chairmen of these committees will receive an additional 50%. Members of the audit committee will receive an additional annual fixed remuneration of EUR 30,000, while the chairman will receive an additional EUR 45,000.

The total annual remuneration of a member of the Supervisory Board shall not exceed two times, and the remuneration of the Chairman of the Supervisory Board shall not exceed three times, the remuneration according to par. 1.

3 In addition, the members of the Supervisory Board will receive an attendance fee of EUR 500 for each personal attendance of meetings of the Supervisory Board and its committees requiring such personal attendance. Should several such meetings be held on the same or on consecutive days, the attendance fee will be paid only once.

4 Supervisory Board members who served for only part of the fiscal year shall receive one twelfth of the annual remuneration for each month of service or any part of such month. The same applies to membership in Supervisory Board committees.

5 The remuneration according to par. 1 and 2 will be due after the end of the Annual General Meeting, to which the Consolidated Financial Statements for the year of remuneration are submitted or which decides on their approval.

6 The Company reimburses the members of the Supervisory Board for their out-of-pocket expenses and the VAT payable on these salaries. The company provides insurance coverage and technical support to the Supervisory Board members to the extent reasonably adequate to carry out the Supervisory Board duties.

7 The provisions of this art. 9 will first apply for the year of remuneration 2005.

4 THE GENERAL MEETING

Article 10

1 The Regular General Meeting shall be held within the first fourteen months following the end of the financial year.

2 Notice of participation at each General Meeting must be submitted to the Board of Management no later than on the last day of the statutory notification period unless the Board of Management determines a later deadline for notification. The deadline shall be published together with the notice convening the General Meeting in the company’s designated journals.

3 Shareholders shall be entitled to participate and to vote in the General Meeting if they have provided notice of their participation in due time and if their respective shares are registered in the share register.

4 The voting right may be exercised by a representative. Proxies which the shareholders delivers to the Company or to persons appointed by the Company can be granted by electronic means as further designated by the Company. The details on granting these proxies will be announced in the company’s designated journals along with the notice of the General Meeting.

5 The persons entitled to participate shall be provided with admission cards and ballot papers.

Article 11

1 The General Meeting shall be presided over by the Chairman of the Supervisory Board or, if he is unable to attend, by another member of the Supervisory Board to be appointed by the Supervisory Board.

2 The members of the Board of Management and the Supervisory Board shall attend the Annual General Meeting in person. Members of the Supervisory Board, who cannot attend the Annual General Meeting due to an important reason or who are not able to complete the round trip to and from the premises of the Annual General Meeting within one day, can participate by means of audio and visual transmission.

3 If the invitation to the General Meeting so stipulates, the Chairman of the General Meeting may permit the audiovisual transmission of the General Meeting by electronic means to be further specified by him.

4 The voting procedure shall be determined by the person presiding over the meeting. This person may determine an alternative sequence of discussion of items.

5 Resolutions of the General Meeting shall be passed by a simple majority of the votes cast, provided there is no compulsory legal provision to another effect. This shall apply also to resolutions on the admission of non-group shareholders to Allianz Versicherungs-AG under Article 4, Section 3 of the Articles of Association. As far as the law requires a capital majority in addition to a majority of votes, a simple majority of the capital stock represented at the time the resolution is passed shall be sufficient, to the extent that this is legally admissible.

5 ANNUAL FINANCIAL STATEMENTS, APPROPRIATION OF NET EARNINGS

Article 12

The Board of Management shall prepare the Annual Financial Statements (Balance Sheet, the Profit and Loss Statement and Notes) and the Management Report, as well as the Consolidated Financial Statements and the Management Report for the Group, and submit these to the Supervisory Board and to the Auditor within the time prescribed by law.

Article 13

In adopting the Annual Accounts, the Board of Management and the Supervisory Board may transfer more than one half of the annual net profit to revenue reserves, until one half of the capital stock is attained.

Article 14

To the extent the Company has issued participation rights and such rights entitle the bearer to a claim in a share of the retained earnings of the Company, a claim by the shareholders to such share of the retained earnings shall be excluded.

Article 15

The Annual General Meeting shall adopt a resolution on the appropriation of net earnings. The distribution may be a dividend in kind instead of, or in addition to, a cash dividend.

Only the German Version of this document is legally binding on Allianz AG and its directors, managers and employees. Every effort was made to assure the accuracy of this translation, which is provided to you as a courtesy and for informational purposes only. No warranty is made as to its completeness and accuracy and Allianz AG, its directors , managers and employees waive all liability with respect hereto.